UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-208931
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

PART I -- REGISTRANT INFORMATION

Glacier Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

10390 Santa Monica Blvd.
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Glacier Worldwide, Inc., (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”), within the prescribed time period without unreasonable effort and expense.  The Company requires additional time to allow its auditors to complete the review of the Company’s financial statements and related procedures.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification

Kevin Kwok	(718)	396-8888
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  SEE EXPLANATION BELOW.

As of the date of this filing, the Company remains a shell corporation, with no revenue generating business operations.  As a result of an increase in professional fees related to an increase in its efforts to engage new personnel and consummate an acquisition, the Company anticipates that is loss for the quarter ended September 30, 2023, will be in the range of $53,000.

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Glacier Worldwide, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 15, 2023	By	/s/ Kevin Kwok
	Name:	Kevin Kwok
Chief Financial Officer

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